SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            Federal-Mogul Corporation
                                (Name of Issuer)

                      Class A Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   313549 404
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 3, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  313549 404

1  NAME OF REPORTING PERSON
      Thornwood Associates Limited Partnership

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC *

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      24,491,924 *

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      24,491,924 *

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      24,491,924 *

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     /X/

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      24.37% *

14 TYPE OF REPORTING PERSON
      PN

* SEE ITEMS 3, 4 AND 5

                                  SCHEDULE 13D

CUSIP No.  313549 404

1  NAME OF REPORTING PERSON
      Barberry Corp.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      24,491,924 *

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      24,491,924 *

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      24,491,924 *

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     /X/

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      24.37% *

14 TYPE OF REPORTING PERSON
      CO

* SEE ITEMS 3, 4 AND 5

                                  SCHEDULE 13D

CUSIP No.  313549 404

1  NAME OF REPORTING PERSON
      IEH FM Holdings LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC *

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      50,750,000 *

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      50,750,000 *

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      50,750,000 *

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      50.50% *

14 TYPE OF REPORTING PERSON
      OO

* SEE ITEMS 3, 4 AND 5

                                  SCHEDULE 13D

CUSIP No.  313549 404

1  NAME OF REPORTING PERSON
      Icahn Enterprises Holdings L.P.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      50,750,000 *

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      50,750,000 *

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      50,750,000 *

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      50.50% *

14 TYPE OF REPORTING PERSON
      PN

* SEE ITEMS 3, 4 AND 5

                                  SCHEDULE 13D

CUSIP No.  313549 404

1  NAME OF REPORTING PERSON
      Icahn Enterprises G.P. Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      50,750,000 *

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      50,750,000 *

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      50,750,000 *

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      50.50% *

14 TYPE OF REPORTING PERSON
      CO

* SEE ITEMS 3, 4 AND 5

                                  SCHEDULE 13D

CUSIP No.  313549 404

1  NAME OF REPORTING PERSON
      Beckton Corp.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      50,750,000 *

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      50,750,000 *

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      50,750,000 *

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      50.50% *

14 TYPE OF REPORTING PERSON
      CO

* SEE ITEMS 3, 4 AND 5

                                  SCHEDULE 13D

CUSIP No.  313549 404

1  NAME OF REPORTING PERSON
      Gail Golden

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      34,798

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      34,798

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      34,798

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.03%

14 TYPE OF REPORTING PERSON
      IN

                                  SCHEDULE 13D

CUSIP No.  313549 404

1  NAME OF REPORTING PERSON
      Carl C. Icahn

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      75,241,924 *

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      75,241,924 *

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      75,241,924 *

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   /X/ *

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      74.87% *

14 TYPE OF REPORTING PERSON
      IN

* SEE ITEMS 3, 4 AND 5

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on January 7, 2008, as previously amended (the "Initial 13D"), by the Reporting Persons with respect to the shares of Class A Common Stock, par value $0.01 (the "Shares"), issued by Federal-Mogul Corporation (the "Issuer"), is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 2. Identity and Background

     Item 2 of the Initial 13D is hereby amended by adding the following:

     In addition to the Reporting Persons identified in Item 2 of the Initial 13D, the following additional parties shall be deemed to be Reporting Persons as a result of the transactions described in Items 3 and 4 below: IEH FM Holdings, LLC, a Delaware limited liability company ("FM Holdings"); Icahn Enterprises Holdings L.P., a Delaware limited partnership ("Icahn Enterprises Holdings"); Icahn Enterprises G.P. Inc., a Delaware corporation ("Icahn Enterprises GP"); and Beckton Corp., a Delaware corporation ("Beckton").

     The principal business address of each of the additional Reporting Persons is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601.

     Icahn Enterprises Holdings is the sole member of FM Holdings. Icahn Enterprises GP is the general partner of Icahn Enterprises Holdings. Beckton is the sole stockholder of Icahn Enterprises GP. Beckton is 100 percent owned by Carl C. Icahn. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the additional Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 91% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. ("Icahn Enterprises"), a New York Stock Exchange listed diversified holding company engaged in a variety of businesses, including investment management, metals, real estate and home fashion. Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

     Each of FM Holdings, Icahn Enterprises GP and Beckton is primarily engaged in the business of investing in and/or holding securities. Icahn Enterprises Holdings is primarily engaged in the business of holding controlling interests in various operating subsidiaries of Icahn Enterprises.

     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the additional Reporting Persons are set forth in Schedule A attached hereto.

     None of the additional Reporting Persons, nor any manager or executive officer of the additional Reporting Persons, has, during the past five years,
(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Initial 13D is hereby amended by adding the following:

     On July 3, 2008, Thornwood, FM Holdings, Icahn Enterprises Holdings and Barberry entered into a Stock Purchase Agreement (the "Purchase Agreement"), pursuant to which Thornwood sold 50,750,000 Shares to FM Holdings in exchange for aggregate consideration of $862,750,000 in cash, as further described in
Item 4 below. The source of funding for FM Holdings' acquisition of these Shares was the general working capital of Icahn Enterprises Holdings.

Item 4. Purpose of Transaction

     Item 4 of the Initial 13D is hereby amended by adding the following:

     On July 3, 2008, Thornwood, FM Holdings, Icahn Enterprises Holdings and Barberry entered into the Purchase Agreement, pursuant to which Thornwood sold 50,750,000 Shares to FM Holdings in exchange for aggregate consideration of $862,750,000 in cash. The Purchase Agreement provides that if the Issuer issues any additional Shares prior to October 31, 2008, Thornwood will automatically sell to FM Holdings and FM Holdings will purchase a number of Shares equal to 50% of any such additional Shares, in exchange for cash consideration per Share equal to the lower of $17.00 and the closing price of the Shares on the business day immediately preceding the sale. In addition, pursuant to the Purchase
Agreement: (i) all rights and obligations of Thornwood under the Registration Rights Agreement, solely with respect to 50,750,000 Shares, will be assigned by Thornwood to, and assumed by, FM Holdings; and (ii) all rights and obligations, if any, of Thornwood and Chelonian Subsidiary, LLC ("Chelonian"), an affiliate of Thornwood, under certain agreements with R2 Investments, LDC and affiliated entities will be assigned by Thornwood and Chelonian to, and assumed by, FM Holdings. The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, a copy of which is filed herewith as Exhibit 1 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Initial 13D is hereby amended and restated in its entirety to read as follows:

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 75,241,924 Shares, representing approximately 74.87% of the Issuer's outstanding Shares, and Ms. Golden owns 34,798 Shares, representing approximately 0.03% of the Issuer's outstanding Shares (in each case, based upon the 100,500,000 Shares stated to be outstanding as of May 30, 2008 by the Issuer in the Issuer's Information Statement on Schedule 14C, filed with the Securities and Exchange Commission on June 30, 2008).

     (b) Thornwood has sole voting power and sole dispositive power with regard to 24,491,924 Shares. Each of Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. FM Holdings has sole voting power and sole dispositive power with regard to 50,750,000 Shares. Each of Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Ms. Golden has sole voting power and sole dispositive power with regard to 34,798 Shares.

     Each of Barberry and Mr. Icahn, by virtue of their relationships to Thornwood (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Thornwood directly beneficially owns. Each of Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     Each of Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to FM Holdings (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which FM Holdings directly beneficially owns. Each of Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     Mr. Icahn, by virtue of his relationship to Ms. Golden (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Ms. Golden owns. Mr. Icahn disclaims beneficial ownership of such Shares for all purposes.

     (c) Except as described in Items 3 and 4, no transactions with respect to the Shares were effected during the past sixty (60) days by any of the Reporting Persons or Ms. Golden.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Item 6 of the Initial 13D is hereby amended by adding the following:

     The information set forth above in Items 3 and 4 is hereby incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits

     1 Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Icahn Enterprises on July 3, 2008)

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2008


THORNWOOD ASSOCIATES LIMITED PARTNERSHIP
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


BARBERRY CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward Mattner
              Title: Authorized Signatory


IEH FM HOLDINGS, LLC
         By: Icahn Enterprises Holdings L.P., its sole member
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Chief Financial Officer


ICAHN ENTERPRISES HOLDINGS L.P.
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Chief Financial Officer


ICAHN ENTERPRISES G.P. INC.

By:  /s/ Andrew Skobe
     ----------------
     Name: Andrew Skobe
     Title: Chief Financial Officer


BECKTON CORP.

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


/s/ Gail Golden
---------------
GAIL GOLDEN



 [Signature Page of Amendment No. 2 to Schedule 13D - Federal-Mogul Corporation regarding sale of Shares from Thornwood to Icahn Enterprises]

                                   SCHEDULE A

      DIRECTORS AND EXECUTIVE OFFICERS OF THE ADDITIONAL REPORTING PERSONS

     The following sets forth the name, position, and principal occupation of each director and executive officer of each of the additional Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the additional Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the additional Reporting Persons own any Shares.


IEH FM HOLDINGS, LLC
Name                                        Position
----                                        --------
Icahn Enterprises Holdings L.P.             Sole Member


ICAHN ENTERPRISES HOLDINGS L.P.
Name                                        Position
----                                        --------
Icahn Enterprises G.P. Inc.                 General Partner


ICAHN ENTERPRISES G.P. INC.
Name                                        Position
----                                        --------
Carl C. Icahn                               Chairman
Keith A. Meister                            Vice Chairman;
                                            Principal Executive Officer
William A. Leidesdorf                       Director
Jack G. Wasserman                           Director
James L. Nelson                             Director
Vincent J. Intrieri                         Director
Peter K. Shea                               President
Andrew Skobe                                Interim Chief Financial Officer;
                                            Treasurer
John P. Saldarelli                          Vice President; Secretary
Felicia P. Buebel                           Assistant Secretary


BECKTON CORP.
Name                                        Position
----                                        --------
Carl C. Icahn                               Chairman of the Board; President
Jordan Bleznick                             Vice President/Taxes
Edward E. Mattner                           Authorized Signatory
Keith Cozza                                 Secretary; Treasurer